UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302 and 333-142284.

6-K Items

1. Press release re Attunity Reports First Quarter 2006 Results

The Company is furnishing a press release as exhibit 99.1 to this Form 6-K. This press release provides financial measures for net loss, basic and diluted loss per share that exclude stock-based compensation expense in accordance with SFAS 123R and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance that enhances management’s and investors’ ability to evaluate the Company’s net loss and loss per share while excluding non-cash equity based compensation charges in accordance with SFAS 123R. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Dror Elkayam —————————————— Dror Elkayam, VP Finance and Secretary

Date: May 2, 2007

Attunity Reports First Quarter 2007 Results

BURLINGTON MA, April 26, 2007 – Attunity, Ltd. (NASDAQ: ATTU) a leading provider of enterprise-class software for application and data integration, and solutions in the new and fast growing Composite Workplace Applications market, today reported its unaudited financial results for the first quarter ended March 31st, 2007.

Financial highlights for the first quarter of 2007:
—	Revenues: $3,320,000 a decrease of 17% compared to $4,017,000 in the first quarter of 2006.
—	Net Loss – GAAP: $2,256,000 compared to $1,033,000 in the first quarter of 2006. Termination costs in the amount of $711,000 in connection with the closure of our direct operations in France and in Australia are included in the first quarter of 2007.
—	Net Loss – Non GAAP: $2,057,000 compared to $783,000 in the first quarter of 2006. Non-GAAP net loss excludes equity based compensation expenses.
—	Loss per Diluted Share - GAAP: $0.10, compared to $0.06 in the first quarter of 2006.
—	Loss per Diluted Share - Non GAAP: $0.09, compared to $0.05 in the first quarter of 2006.

“This first quarter saw several new production-status customers and continued excitement and interest for Attunity InFocus in the North American and UK territories in particular.” stated Aki Ratner, Attunity CEO. “To ensure appropriate allocation of resources and focus on those territories, we decided to close direct sales operations in France and Australia, where we will use our partners to provide territory coverage.”

Highlights of the Quarter
—	Continued excitement and interest for Attunity InFocus, particularly in the US and the UK
—	New production customer implementations for Attunity InFocus in manufacturing and logistics sector, reaffirming the speed and ease of delivery with Attunity InFocus
—	Engaged first partners targeted at selling Attunity InFocus
—	Commissioned primary research report which highlights good market opportunity for Attunity InFocus

—	Launched InFocus 2.1, adding enhanced user experience, web-application integration and the first version of InFocus tools/designers
—	Major customer wins for across industry segments including: Electric Boat in North America and Cable & Wireless in Europe

“The market appetite for Attunity InFocus continues to be reinforced by new customers, new prospects and new partners”, continued Mr. Ratner. “I expect the coming quarters to build upon our early Attunity InFocus successes, and with our newly refined direct focus on North America and the UK we are set to achieve operational profitability earlier than would otherwise have been possible.”

Attunity Conference Call
The company has scheduled a conference call and simultaneous Web cast on Thursday, April 26, 2007, at 10 a.m. EST. To participate in the call, U.S. callers can dial 800.591.6944 and international callers can dial +1 617.614.4910 and enter the pass code 45664026 five minutes prior to the start time. The call will be available for replay through May 26th, 2007 by dialing 888.286.8010 (in the US) or 1 617.801.6888 (international) and entering the pass code 96050616. This call will also be broadcast live on the Internet. To register and view the Web cast, go to www.attunity.com/investor_relations. An online replay will be available approximately two hours after the call.

About Attunity
Building on nearly 20 years of history delivering data integration solutions, Attunity (NASDAQ: ATTU) is leading the innovative and fast growing Composite Workplace Applications space with its flagship product Attunity InFocus. Attunity InFocus is designed to dramatically enhance the effectiveness of business managers at all levels to focus their judgment, experience and knowledge on resolving business problems, exceptions and issues that tend to dominate their day.

With successful deployments at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, and through a network of local partners. For more information, please visit us at www.attunity.com

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and Federal Securities laws. For example, when we discuss the role and capabilities of Attunity InFocus in the business applications market, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products, and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

© 2007 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information:

Andy Bailey, VP Marketing Attunity +1 781-213-5204 andy.bailey@attunity.com	Dror Elkayam, VP Finance Attunity +972 9-899-3000 dror.elkayam@attunity.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31, 2007	December 31, 2006
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,922	$5,080
Restricted cash	146	143
Trade receivables and unbilled revenues (net of allowance for doubtful accounts
of $ 55 and $ 31 at March 31, 2007 and December 31, 2006, respectively)	1,947	2,829
Other accounts receivable and prepaid expenses	677	632
Assets of discontinued operations	-	33

Total current assets	7,692	8,717

LONG-TERM PREPAID EXPENSES	113	102

SEVERANCE PAY FUND	944	925

PROPERTY AND EQUIPMENT, NET	870	939

SOFTWARE DEVELOPMENT COSTS, NET	4,443	4,434

GOODWILL	6,141	6,118

DEFERRED CHARGES AND OTHER LONG TERM ASSETS, NET	588	118

Total assets	$20,791	$21,353

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	March 31, 2007	December 31, 2006
	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan and current maturities of long-term debt	$21	$2,022
Trade payables	443	523
Deferred revenues	2,860	2,454
Employees and payroll accruals	1,676	1,260
Accrued expenses and other liabilities	1,205	1,077

Total current liabilities	6,205	7,336

LONG-TERM LIABILITIES:
Convertible debt	587	418
Long-term debt	2,020	23
Accrued severance pay	1,263	1,264

Total long-term liabilities	3,870	1,705

SHAREHOLDERS' EQUITY:
Share capital	720	720
Additional paid-in capital	103,485	102,772
Accumulated other comprehensive loss	(622)	(569)
Accumulated deficit	(92,867)	(90,611)

Total shareholders' equity	10,716	12,312

Total liabilities and shareholders' equity	$20,791	$21,353

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended March 31,
	2007	2006
	Unaudited

Revenues:
Software licenses	$1,686	$2,315
Maintenance and services	1,634	1,702

	3,320	4,017

Operating expenses:
Cost of revenues	565	589
Research and development, net	1,038	977
Selling and marketing	2,388	2,477
General and administrative	668	788
Termination benefit in connection with disposal of subsidiaries in France and Australia	711	-

Total operating expenses	5,370	4,831

Operating loss	(2,050)	(814)

Financial expenses, net	(225)	(200)
Other income	40	-

Loss before income taxes	(2,235)	(1,014)
Taxes on income	21	19

Net loss	$(2,256)	$(1,033)

Basic and diluted net loss per share	$(0.10)	$(0.06)

Weighted average number of shares used in computing basic and diluted net loss per share	23,171	17,484

The above items are inclusive of the following equity-based compensation expenses resulting under SFAS 123(R):

Equity-based compensation expense included in "Research and development"	$39	$57
Equity-based compensation expense included in "Selling and marketing"	66	57
Equity-based compensation expense included in "General and administrative"	94	136

	$199	$250

Net basic and diluted equity-based compensation expense, per share:	$0.01	$0.01